CM 3/17

SECURITIES AND EXCHANGE COMMISSION

05038939

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SEC FILE NUMBER
8- 47639

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

THE LEADERS GROUP, INC.

OFFICIAL USE ONLY
8-47639
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 WEST DRYCREEK CIRCLE, SUITE 575

(No. and Street)

LITTLETON	COLORADO	80120-8067
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 02 2005 WASH, D.C. 179 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID WICKERSHAM 303-797-9080 #107

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICKORDS & ASSOCIATES, P.C.

(Name — *if individual, state last, first, middle name*)

617 NORTH 17TH STREET, SUITE 100, COLORADO SPRINGS, CO 80904-3578

(Address) (City) (State) Zip Code)

PROCESSED MAR 18 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID WICKERSHAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE LEADERS GROUP, INC., as of DECEMBER 31, 19X 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

My Commission Expires 1/24/07

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE LEADERS GROUP, INC.

Accountants' Report and Financial Statements

FORM X-17a-5
FOCUS REPORT

Years ended December 31, 2004 and 2003

THE LEADERS GROUP, INC.

RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
The Leaders Group, Inc.

We have audited the accompanying balance sheet of The Leaders Group, Inc. (a Sub-chapter S Corporation) as of December 31, 2004, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's managements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Leaders Group, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rickords & Associates, P.C.
Rickords & Associates, P.C.

Rickords & Associates, P.C.
Colorado Springs, CO 80904
February 18, 2005

FINANCIAL STATEMENTS

The Leaders Group, Inc.
Statement of Financial Condition
December 31, 2004 and 2003

Assets

	2004	2003
Current assets:		
Cash	$1,278,993	$ 748,479
Accounts receivable	91,918	57,914
CRD deposit	22,967	17,698
Total current assets	1,393,878	824,091
Fixed assets:		
Equipment	81,180	72,650
Accumulated depreciation	(80,775)	(71,438)
Total fixed assets	405	1,212
Other assets:		
Deposits	8,132	8,132
Total assets	$1,402,415	$ 833,435

Liabilities and Stockholders' Equity

	2004	2003
Current liabilities:		
Accounts payable	$ 190,000	$ 141,000
Income taxes payable	16,092	9,693
Commissions payable	524,671	56,372
Total current liabilities	$ 730,763	207,065
Stockholders equity:		
Commons stock,$.10 par value, 10,000 shares issued and outstanding	$ 2,000	$ 1,000
Paid-in-capital	12,000	13,000
Retained earnings	657,652	612,370
Total stockholder's equity	671,652	626,370
Total liabilities and Stockholders' equity	$1,402,415	$ 833,435

The accompanying notes are an integral part of these financial statements.

The Leaders Group, Inc.
Statement of Income and Retained Earnings
For the years ended December 31, 2004 and 2003

	2004	2003
Revenue:		
Commissions & Consulting	$20,254,367	$16,122,069
Operations expense:		
Advertising	5,172	543
Bank charges	3,125	399
Commission	16,477,717	13,052,960
Consulting	50,000	00
Contributions	00	60
Depreciation	9,337	29,439
Dues & subscriptions	18,081	5,740
Equipment rental	6,995	963
Insurance	745,710	460,465
Interest	00	112
Licenses & permits	156,860	461,582
Management fee	380,000	180,000
Meetings	7,027	3,328
Moving	3,968	4,091
Office supplies	14,037	10,849
Payroll & payroll expense	1,908,208	1,495,690
Penalty	476	00
Postage	9,641	14,928
Printing	6,426	2,767
Professional development	136	27,295
Professional fees	117,421	76,839
Rent	113,381	103,596
Repairs	563	00
Software	18,965	17,335
Supplies-marketing	2,311	4,970
Miscellaneous	00	1,684
Taxes	349	506
Telephone	41,028	38,900
Training	18,681	800
Travel & entertainment	78,628	80,981
Website	81	00
Total operating expenses	20,194,324	16,076,822
	60,043	45,247
Other income:		
Interest	1,331	542
Income from operations before provision for income taxes	61,374	45,789
Provision for income taxes		
Federal	12,662	7,423
State	3,430	2,270
	16,092	9,693
Net income	45,282	36,096
Retained earnings, beginning of year	612,370	576,274
Retained earnings, end of year	$ 657,652	$ 612,370
Earnings per share	$ 4.53	$ 3.61

The accompanying notes are an integral part of these financial statements.

The Leaders Group, Inc.
Statement of Cash Flows
For the years ended
December 31, 2004 and 2003

	2004	2003
Cash Flows from Operating Activities:		
Cash received from clients	$16,082,796	$16,122,069
Interest received	1,331	542
Cash paid to employees, supplies or services	(15,545,083)	(16,310,052)
Net cash from operating activities	539,044	(187,441)
Cash Flows from Investing Activities:		
Purchase of property and equipment	(8,530)	(5,085)
Disposal of property and equipment	00	(23,483)
Net cash used by investing activities	(8,530)	(28,568)
Net increase (decrease) in cash and equivalents	530,514	(216,009)
Cash and equivalents at beginning of year	748,479	964,488
Cash and equivalents at end of year	$ 1,278,993	$ 748,479

RECONCILIATION OF NET OPERATING INCOME
TO NET CASH FROM OPERATING ACTIVITIES

	2004	2003
Net income	$ 45,282	$ 36,096
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	9,337	29,439
Changes in assets and liabilities:		
Decrease/(increase) in accounts receivable and deposits	(39,273)	(13,385)
Increase/(Decrease) in accounts payable and accrued expenses	523,698	(239,591)
Total adjustments	493,762	(223,537)
Net cash from operating activities	$ 539,044	$ (187,441)

The accompanying notes are an integral part of these financial statements.

The Leaders Group, Inc.
Statements of Changes in Stockholders Equity
For the years ended
December 31, 2004 and 2003

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2002	$1,000	$13,000	$576,274	$590,274
Net income, December 31, 2003	0	0	36,096	36,096
Balance, December 31, 2003	1,000	13,000	612,370	626,370
Stock sale	1,000	(1,000)	00	00
Net Income December 31, 2004	0	0	45,282	45,282
Balance, December 31, 2004	$2,000	$12,000	$657,652	$671,652

The accompanying notes are an integral part of these financial statements.

(1) Organization and Business of the Company:

The Leaders Group, Inc. (TLG) is owned 100% by David R. Wickersham and was incorporated under the laws of the State of Delaware in July, 1994. TLG was formed to provide turn-key broker-dealer and back office support for financial service professionals.

TLG was originally owned by D.E. Frey Group, Inc. In January 1995, SunAmerica Securities, Inc. acquired 100% of the equity ownership of TLG. Wickersham and Janney purchased all issued and outstanding stock of TLG as of July 10, 1995. On May 21, 1999, David R. Wickersham purchased from the Larry K. Janney Estate all of the stock owned by Larry K. Janney.

In accordance with regulations under the Securities Exchange Act of 1934 the Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). This is a self-regulating body formed by the industry to protect its members and the investing public.

(2) Summary of Significant Accounting Policies:

a. Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

b. Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with regulated commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

c. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

d. Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

e. Deferred Compensation

No provision is made for holidays and sick leave pay since only those on commission basis would be eligible and there is no agreement. Any amounts determined for deferred compensation would be immaterial.

No provisions for salaried personnel.

f. Property and Equipment

Property and equipment are carried at cost. Maintenance and repairs are charged to costs as incurred. Expenditures for major betterments are capitalized and depreciated over the estimated life of the asset. Gain or loss on retirement of property is included in income.

g. Estimates

There are no significant estimates used in preparation of financial statements. Depreciation is the only estimate present.

(3) Related Party Transactions:

Wickersham Management Corp. is a wholly owned corporation of David Wickersham and management fees are paid to the company by The Leaders Group, Inc.

(4) Provision for Income Taxes:

Provision for income taxes amounted to $16,092 for 2004 (an effective rate of 37%). The actual tax expense for 2004 differs from the "expected" tax expense (computed by applying the U.S. Federal Corporate tax rate of 34% to earnings before income taxes) as follows:

Provision for income taxes amount to $9,693 for 2003 (an effective rate of 37%). The actual tax expense for 2003 differs from the "expected" tax expense(computed by applying the U.S. Federal Corporate tax rate of 34% to earnings before income taxes) as follows:

	2004	2003
Computed "expected" tax expense	$20,370	$12,273
Surtax exemption	(7,708)	(4,850)
State income tax	3,430	2,270
	$16,092	$ 9,693

(5) Net Capital Requirements:

Pursuant to the net capital provision of Rule 15c3-3 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital and net capital requirements of approximately $600,540 and $13,804. The Company's percent of aggregate indebtedness to net capital at December 31, 2003 was 78%. At December 31, 2004, the Company had net capital and net capital requirements of approximately $595,066 and $50,000. The Company's percent of aggregate indebtedness to net capital at December 31, 2004 was 123%.

(6) Deferred Compensation:

No provision is made for holiday and sick leave pay.

(7) Financial Instruments:

The Company maintains two checking accounts at Wells Fargo Bank. The balances were $743,926.98 and $535,066.08 at December 31, 2004. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004, there would be an uninsured cash balance of $1,178,993.83.

(8) Earnings Per Share:

Earnings per share of common stock were computed by dividing net income by the number of common shares outstanding for the year.

(9) Liabilities Subordinated to Claims of General Creditors:

There were no borrowings under subordination agreements at December 31, 2004.

The Company had no other debt at December 31, 2004.

(10) Capital Stock:

A summary of the corporation's capital stock at December 31, 2004 is as follows:

Common stock -- $.10 per value
Authorized -- 10,000 shares
Issued and outstanding -- 10,000 shares

(11) Risk

a. Cash--bank balances are above the amount covered by FDIC insurance and employees are bonded.

b. The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event conterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

(12) Lease

On April 21, 2001 The Leaders Group, Inc. entered into a lease with WXI/MCN Real Estate Limited Partnership for Suite No. 575 in the office building commonly known as the Kellogg Office Building, 26 West Dry Creek Circle, Littleton, Colorado. The lease is for sixty-one (61) months commencing on August 1, 2001 and ending on the last day of the sixty-first (61st) full calendar month following the commencement date.

Basic rent is:	Lease Month	Monthly Basic Rent
	1-12	$8,131.88
	13-24	$8,375.83
	25-36	$8,627.02
	37-48	$8,885.79
	49-61	$9,152.52

(13) Profit Sharing Plan-401(k)

On March 1, 2001 the Company adopted the HRC/SVL, LLC 401(k) Profit Sharing Plan and Trust and notice was given to the employees. Eligibility requirements are that the participant is age 21 or older and has 90 days of employment. The employer will make a safe harbor matching contribution on the 401(k) plan of 3% of compensation on salary deferrals and then fifty-cents on the dollar matching on the next 2% of 401(k) salary deferrals. Vesting is determined by length of service and becomes 100% vested after six (6) years. Withdrawals can be made when the participant separates from service, becomes disabled of attains the age of 50 ½. 401(k) deferrals can be made up to 15% of participant's compensation. Company is not obligated to make a profit sharing contribution.

(14) Reconciliation of Focus Reports to Financial Records

Assets:	
Focus report	$1,402,009
Equipment omitted	405
Rounding	1
	$1,402,415
Liabilities:	
Focus report	$ 714,671
Income taxes	16,092
	$ 730,763

(14) Continued:

Ownership Equity:	
Focus report	$ 673,338
Income taxes	(16,092)
Equipment omitted	405
	$ 657,651

Net capital:	
Focus report	$ 611,157
Income taxes	(16,092)
Rounding	1
	$ 595,066

Aggregate indebtedness:	
Focus report	$ 714,671
Income taxes	16,092
	$ 730,763

FORM X-17A-5

3/91

FOCUS REPORT

(5-31-07)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]

4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER: THE LEADERS GROUP, INC. [13]

SEC FILE NO.: 8-47639 [14]

FIRM ID. NO.: [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

26 WEST DRY CREEK CIRCLE, SUITE 575 [20]
(No. and Street)

LITTLETON [21] COLORADO [22] 80120-8067 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 1-1-04 [24]

AND ENDING (MM/DD/YY): 12-31-04 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: DAVID WICKERSHAM [30]

(Area Code)—Telephone No.: 303-797-9080 #107 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [X] [40] NO [ ] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 24 day of Feb 2005

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER THE LEADERS GROUP, INC. | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-04 [99]
SEC FILE NO. 8-47639 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 1,278,993	200			$ 1,278,993	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers	46,836	355	45,082	600	91,918	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	405	680	405	920
11. Other assets		535	31,099	735	31,099	930
12. TOTAL ASSETS	$ 1,325,829	540	$ 76,586	740	$ 1,402,415	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER THE LEADERS GROUP, INC. as of 12-31-04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other			1115		1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other		730,763	1205		1385	730,763	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders $	970						
2. Includes equity subordination (15c3-1 (d)) of .... $	980						
B. Securities borrowings, at market value: from outsiders $	990				1410		1720
C. Pursuant to secured demand note collateral agreements:					1420		1730
1. from outsider: $	1000						
2. Includes equity subordination (15c3-1 (d)) of .... $	1010						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 730,763	1230	$	1450	$ 730,763	1760

Ownership Equity

			Total	
21. Sole proprietorship			$	1770
22. Partnership (limited partners	$	1020)		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			2,000	1792
C. Additional paid-in capital			12,000	1793
D. Retained earnings			657,652	1794
E. Total			671,652	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 671,652	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 1,402,415	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER THE LEADERS GROUP, INC.

For the period (MMDDYY) from 1-1-04 [3932] to 12-31-04 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

EVENUE

. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
Profit (loss) from underwriting and selling groups			3955
Revenue from sale of investment company shares		17,805,934	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
Other revenue		~~2,535,392~~	3995
Total revenue	$	20,341,326	4030

PENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$	435,124	4120
Other employee compensation and benefits		1,473,084	4115
Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements [4070]			
Regulatory fees and expenses		148,953	4195
15. Other expenses		18,226,221	4100
Total expenses	$	20,283,382	4200

NET INCOME

Net income (loss) before Federal income taxes and items below (item 9 less item 16)	$	57,944	4210
Provision for Federal income taxes (for parent only)		12,662	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4238]			
Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
Cumulative effect of changes in accounting principles			4225
Net income (loss) after Federal income taxes and extraordinary items	$	45,282	4230

ONTHLY INCOME

Income (current month only) before provision for Federal income taxes and extraordinary items	$		4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER THE LEADERS GROUP, INC.

For the period (MMDDYY) from 1-1-04 to 12-31-04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 626,370	4240
A. Net income (loss)			45,282	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 671,652	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER THE LEADERS GROUP, INC. as of 12-31-04

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 671,652	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital				3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 671,652	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 76,586	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(76,586)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 595,066	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 595,066	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER THE LEADERS GROUP, INC. as of 12-31-04

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	48,717	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	50,000	3760
14. Excess net capital (line 10 less 13)	$	545,066	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	688,141	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	730,763	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	730,763	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	123	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER THE LEADERS GROUP, INC. as of 12-31-04

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335] [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ NONE [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

RICKORDS & ASSOCIATES, P.C.

617 N. 17TH STREET, SUITE 100	COLORADO SPRINGS	CO 70	80904
ADDRESS Number and Street	City	State	Zip Code
71	72	73	74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
50	51	52	53

THE LEADERS GROUP, INC.

Computation for Determination of Reserve
Requirements in accordance with Rule 15c3-3

and

Reconciliation of Computation of Reserve
Requirements pursuant to Rule 17a5(d)(4)

and

Information Relating to the Possession or
Control Requirements under Rule 15c3-3

Under the Securities Exchange Act of 1934

December 31, 2004 and 2003

Under Rule 15c3-3(k)(1) The Leaders Group, Inc. is exempt from a computation for termination of Reserve Requirements are required under Rule 15c3-3 the respective Reconciliation of Computation for determination of Reserve Requirements are required under Rule 17a5(d)(4) and information relating to the possession of control required under Rule 15c3-3.

THE LEADERS GROUP, INC.

Computation of Aggregate indebtedness and net capital in accordance with Rule 15c-1 under the Securities Exchange Act of 1934.

December 31, 2004

Aggregate indebtedness:	
Accrued expenses	$730,763
Total aggregate indebtedness	$730,763
Net capital:	
Credit items:	
Retained earnings	$657,652
Additional paid-in capital and common stock	14,000
Total credit items	671,652
Deductions and charges:	
Nonallowable assets	(76,586)
Total deductions and charges	(76,586)
Net capital	$595,066
Capital requirements:	
Required capital	$ 50,000
Net capital in excess of requirements	545,066
Net capital	$595,066
Percent of aggregate indebtedness to net capital	123%

There were no liabilities subordinated to claims of general creditors.

THE LEADERS GROUP, INC.

Reconciliation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2004

Computation of Net Capital:

Net capital as reported on 17a-Part IIA (Focus Report) as of December 31, 2003	$611,157
Income taxes	(16,092)
Rounding	1
Adjusted net capital	$595,066

RICKORDS & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

Accountants' Report of Material Inadequacies

Our examination of the basic financial statements presented in the preceding section of this report was made in accordance with Rule 17a-5(j). In our opinion, no material inadequacies were found to exist in the accounting system and procedures or the system for handling and safeguarding customer's securities during the periods ended December 31, 2004 and 2003.

Rickords & Associates, P.C.
Rickords & Associates, P.C.

February 18, 2005

RICKORDS &ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770 (800) 480-0770 Toll Free
(719) 444-0909 Fax (877) 457-2232 Toll Free Fax

Accountant's Report on Internal Control

Board of Directors
The Leaders Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of The Leaders Group, Inc., (the Company) for the year ended December 31, 2004, we considered its internal control structure, including procedure for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Rickords & Associates, P.C.
Rickords & Associates, P.C.

Rickords & Associates, P.C.
February 18, 2005